PRESS RELEASE			                           			UNILAB CORPORATION
                               								       (AMEX:ULB)
                                      								18448 Oxnard Street
 						                                       Tarzana, CA  91356
                                              www.Unilab.com

                                              For Further Information:
                                              Richard A. Michaelson
                                              Phone: (818) 758-6607
                                              e-mail: IRelations@Unilab.com
IMMEDIATE RELEASE
September 17, 1997


   UNILAB CORPORATION ADDS BILL GEDALE AND RICHARD MICHAELSON
                      TO BOARD OF DIRECTORS

TARZANA, CA, September 17, 1997 -- UNILAB Corporation (Amex: ULB) today announced the appointment of Bill Gedale and Richard Michaelson as new members to its Board of Directors, increasing the size of the Board to seven members.

Mr. Gedale is President and CEO of Mount Everest Advisors, LLC, an investment counseling and management firm. Previously, he served as President and CEO of General American Investors, a New York Stock Exchange closed-end investment company. Mr. Gedale has more than 30 years experience in the investment management business and has focused for much of that time on health care companies. He currently serves as a director of Bioreliance Corporation, a leading biological pre-clinical contract research organization. He previously served as a director of Allied Clinical Labs (until its merger with National Health Laboratories) and of U.S. Home Health Care. He is a director of New York Hospital Departmental Associates and is a trustee of the Neuroscience Research Foundation.

Mr. Michaelson, a founding officer of Unilab and the Company's Chief Financial Officer since 1992, has been in the clinical laboratory testing industry since 1980. Mr. Michaelson held a series of senior finance and business development positions for predecessor companies to Quest Diagnostics, which he joined following three years at IBM Corporation.

The Company also announced that Mr. Michaelson will shortly be terminating his full time employment with Unilab in order to return to the east coast as a Principal in Focused Healthcare Partners, Ltd., a health care investment company, and will be taking on responsibilities as President and CEO of Family Choice Health Alliance Inc., a NJ-based health network provider. In addition to his new role with Unilab as a Director, Mr. Michaelson will continue in an advisory capacity as a consultant to the Company.

David Weavil, Unilab's Chairman and CEO, commented, "We are very pleased and honored to have Bill Gedale join us. His extensive experience in the financial and health care fields will serve as a valuable resource and guide to our Company. We believe Bill's intelligence and insights will increase the depth and breadth of the Company's Board of Directors."

Mr. Weavil continued "The appointment of Rich Michaelson to our Board recognizes the valuable role he has played in this Company, as well as provides a means for us to continue to benefit from his experience and perspective. While we regret losing his full time services, we respect his desire to return to the east coast in his new capacity, and we wish him the best. I am enthusiastic that his new role as Director and Consultant will allow him to achieve his personal goals while allowing the Company to benefit from his continued involvement."

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 200 regional service and testing facilities located throughout the state.

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